SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Numbers 333-52285
                                                333-66291

                        THE DOE RUN RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                               1801 Park 270 Drive
                            St. Louis, Missouri 63146
                                 (314) 453-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        11 1/4% Senior Notes due 2005 and
                  Floating Interest Rate Senior Notes due 2003
                      11 1/4% Senior Secured Notes due 2005
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)        [  ]              Rule 12h-3(b)(1)(ii)      [ ]

    Rule 12g-4(a)(1)(ii)       [  ]              Rule 12h-3(b)(2)(i)       [ ]

    Rule 12g-4(a)(2)(i)        [  ]              Rule 12h-3(b)(2)(ii)      [ ]

    Rule 12g-4(a)(2)(ii)       [  ]              Rule 15d-6                [X]

    Rule 12h-3(b)(1)(i)        [  ]

            Approximate number of holders of record as of the certification or notice date: 9 (11 1/4 Senior Notes due 2005), 6 (Floating Interest Rate Notes due 2003), and 5 (11 1/4 Senior Secured Notes due 2005).

            Pursuant to the requirements of the Securities Exchange Act of 1934 The Doe Run Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 3, 1999                 By: /s/ Marvin Kaiser
                                           -----------------------------------
                                           Marvin Kaiser
                                           Chief Financial Officer